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                [SICHENZIA ROSS FRIEDMAN FERENCE LLP LETTERHEAD]


                                  June 1, 2006



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Pamela A. Long, Esq.


           Re:      Microfield Group, Inc.
                    Form 10-KSB filed April 6, 2006
                    File No. 0-26226



Dear Ms. Long:

        This letter sets forth the responses of Microfield Group, Inc., an Oregon corporation (the "Company" or "we"), to the comments received from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by the letters dated May 16, 2006 and May 24, 2006 concerning the Company's Form 10-KSB filed with the Commission on April 6, 2006 (the "Form 10-KSB"). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

        The numbers of the responses in this letter correspond to the numbers of the Staff's comments as set forth in its letter to the Company dated May 16, 2006 and its letter to the Company dated May 24, 2006. References in the text of the responses herein to captions and page numbers are to Form 10-KSB/A which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company's response below it.

Letter Dated May 16, 2006
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ITEM 8A. CONTROLS AND PROCEDURES, PAGE 73
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EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
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1.      WE NOTE YOUR STATEMENT THAT THE PRESIDENT AND CHIEF FINANCIAL OFFICER
        HAVE CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES WERE "ADEQUATELY EFFECTIVE," AND THAT THEY "NEEDED ADDITIONAL IMPROVEMENT." AS A RESULT IT REMAINS UNCLEAR WHETHER YOUR PRESIDENT AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE. PLEASE REVISE YOUR DISCLOSURE TO STATE, IN CLEAR AND UNQUALIFIED LANGUAGE, THE CONCLUSIONS REACHED BY YOUR PRESIDENT AND CHIEF FINANCIAL OFFICER ON THE EFFECTIVENESS OF YOUR
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        DISCLOSURE CONTROLS AND PROCEDURES. WE NOTE YOUR STATEMENT IN THE
        SUBSEQUENT PARAGRAPH THAT THE COMPANY CONCLUDED THAT THE DISCLOSURE CONTROLS AND PROCEDURES WERE NOT EFFECTIVE.

        In Item 8A of Form 10-KSB/A we have modified the disclosure to state that as of December 31, 2005, our President and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.

2. WE NOTE YOUR STATEMENT THAT THE MATERIAL WEAKNESSES IN THE COMPANY'S INTERNAL CONTROLS MAY ALSO CONSTITUTE DEFICIENCIES IN THE COMPANY'S DISCLOSURE CONTROLS. IF MANAGEMENT DETERMINES THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AT DECEMBER 31, 2005, PLEASE EXPLAIN IN REASONABLE DETAIL HOW THEY REACHED THAT CONCLUSION, GIVEN THE INTERNAL CONTROL DEFICIENCIES.

        As previously stated, we have modified the disclosure in Form 10-KSB/A to state that as of December 31, 2005, our President and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.

CHANGES IN CONTROL AND PROCEDURES
---------------------------------

3. DISCLOSE IN GREATER DETAIL THE NATURE OF THE MATERIAL WEAKNESSES IN INTERNAL CONTROLS IDENTIFIED IN YOUR DISCLOSURE. DISCLOSE WHEN THE MATERIAL WEAKNESSES FIRST BEGAN AND DISCLOSE THE SPECIFIC STEPS THAT THE COMPANY HAS TAKEN IF ANY, TO REMEDIATE THE MATERIAL WEAKNESS AND DISCLOSE WHETHER THE COMPANY BELIEVES THAT THE MATERIAL WEAKNESS EXISTS AT THE END OF THE PERIOD COVERED BY THE REPORT.

        In Item 8A of Form 10-KSB/A we have disclosed in greater detail the nature of the material weaknesses in internal controls identified in Form 10-KSB/A. In addition, we have disclosed when the material weaknesses first began and the specific steps that we have taken to remediate the material weaknesses. We have also disclosed whether we believe the material weakness exists at the end of December 31, 2005.

4. WE NOTE YOUR STATEMENT THAT A "CONTROL SYSTEM, NO MATTER HOW WELL CONCEIVED AND OPERATED, CAN PROVIDE ONLY REASONABLE, NOT ABSOLUTE, ASSURANCE THAT THE OBJECTIVES OF THE INTERNAL CONTROL SYSTEM ARE MET". PLEASE REVISE TO STATE CLEARLY, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO PROVIDE REASONABLE ASSURANCE OF ACHIEVING THEIR OBJECTIVES AND THE CONCLUSIONS OF YOUR PRESIDENT AND CHIEF FINANCIAL OFFICER REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AT THAT REASONABLE ASSURANCE LEVEL. IN THE ALTERNATIVE, REMOVE THE REFERENCE TO THE LEVEL OF ASSURANCE OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. PLEASE REFER TO SECTION II.F.4 OF MANAGEMENT'S REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS, SEC RELEASE NO. 33-8238, AVAILABLE ON OUR WEBSITE AT HTTP://WWW.SEC.GOV/RULES/FINAL/33-8238.HTM.


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          In Item 8A of Form 10-KSB/A we have deleted the statement that a
          "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met."

          Letter Dated May 24, 2006
          -------------------------

          Evaluation of Disclosure Controls and Procedures
          ------------------------------------------------

          1. In the third paragraph, please revise to state that your certifying officers concluded your disclosure controls and procedures were not effective.

               In Item 8A of Form 10-KSB/A we have modified the language to state that our certifying officers concluded that our disclosure controls and procedures were not effective.

          2. The phrase "but needed additional improvement in general" at the end of this revised sentence is confusing. Please either revise to state "and needed additional improvement" or delete the sentence since it appears you no longer need it.

               In Item 8A of Form 10-KSB/A, we have deleted the sentence.

          3. Please delete the word "absolutely" in the fourth sentence since the difference between not being effective and not being absolutely effective is not clear or easily ascertainable. Please describe the additional procedures that you performed to compensate for the lack of additional controls. Please define what you mean by "established" controls.

               In Item 8A of Form 10-KSB/A we deleted the word "absolutely" in the fourth sentence. We have also deleted the term "established controls." In addition we have described a number of the additional procedures that we performed to compensate for the lack of additional controls. Please note that a list of additional procedures is included in Item 8A directly after the list of internal control weaknesses below.

                                                 Very truly yours,


                                                 /s/ Jeffrey J. Fessler
                                                 ----------------------
                                                 Jeffrey J. Fessler



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